October 6, 2006

Via EDGAR

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F. Street, N.E.

Washington, D.C.   20549

Re: RLI Corp. Form 10-K for fiscal year ended December 31, 2005 File No. 1-09463

Dear Mr. Rosenberg:

On behalf of RLI Corp. (“RLI” or the “Company”) set forth below is RLI’s response to the Securities and Exchange Commission (“SEC”) letter dated August 15, 2006 to Mr. Jonathan E. Michael containing the Staff’s comments with respect to RLI’s Form 10-K Annual Report for the Fiscal Year Ended December 31, 2005.  For your convenience, each of the Staff’s comments is reprinted in bold below.

Upon conclusion of this review process, we understand that the final agreed-upon changes will be incorporated, as appropriate, into RLI’s future 1934 Act filings, beginning with our Form 10-K Annual Report for the fiscal year ended December 31, 2006.

Form 10-K for fiscal year ended December 31, 2005

General

1.                                      The file number on the cover page of your document does not agree with the file number, 001-09463, used in the EDGAR system.  Please correct the commission file number on the cover page in future filings.

Response:

The proper commission file number will be used in all future filings.

Exhibit 13:  2005 Financial Report to Shareholders

Critical Accounting Policies

Unpaid Losses and Settlement Expenses, page 3.

We believe your disclosure regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements.  We believe in order to meet the principal objectives of MD&A, this disclosure should enable the investor to understand 1) management’s method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity.  Please keep these points in mind in providing us your responses to comments listed below.  Please provide us, in disclosure-type format, the following information for each of your three reserve categories and also consider providing any additional information, in disclosure-type format to achieve this objective.

Response:

The comments above as well as comments 2 though 6 are interrelated and apply to several areas concerning loss reserves.  Consequently, rather than address each of your comments individually, we propose to address them collectively with a new disclosure section that provides a broad discussion of the entire area.  We believe that this new disclosure addresses and satisfies your comments in the context of a new, broad and comprehensive discussion of our loss reserve processes, parameters and guidelines.  Importantly, we believe our current disclosure in these areas is thorough, comprehensive and informative, providing good explanation to investors of our loss reserve processes.  Nevertheless, our proposed new loss reserve discussion should enhance our investors’ understanding and information.

The proposed new disclosure section will replace several existing paragraphs / sections in our next 10-K Annual Report filing (principally in the Business and MD&A sections), as well as provide additional new disclosures and discussions.  Due to its length, it is attached as Attachment A rather than embedded in this response letter.  The language at Attachment A is substantially as it would appear in our next 10-K Annual Report filing, subject to minor / immaterial changes for consistency and continuity.

See Attachment A

2.                                      You appear to establish a “best estimate” for each of your three reserve categories, based on historical patterns and other assumptions, and consider a loss reserve range in determining reserve adequacy.  Please describe in disclosure-type format the methods you used to determine these reserves.  For example, this might include a discussion of alternative models used, the strengths and weaknesses of each model and an explanation of why a specific model was ultimately chosen over the other models considered.  Include an expanded discussion of judgmental techniques that you use when statistical data is insufficient or unavailable.  In addition, provide the following information.

a.                                       Quantify reserve amounts for latent liability loss and allocated losses and settlement expenses, remaining loss and allocated LAE, and unallocated LAE at December 31, 2005 and 2004.

Response:

See response above and Attachment A

b.                           If multiple point estimates were generated to determine a “best estimate,” describe the different values for these point estimates.  Include a discussion of why one point estimate was selected over other point estimates.

Response:

See response above and Attachment A

c.                                       Quantify the range determined at December 31, 2005 for each of your three reserve categories.  Describe the key assumptions used to determine the boundaries of each actuarial range and how these assumptions differed from those used in the applicable “best estimate.”  Explain the probability of occurrence associated with the boundaries of each actuarial range.

Response:

See response above and Attachment A

d.                                       Describe the method you use to calculate the IBNR reserve.  For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

Response:

See response above and Attachment A

e.                                       Identify the unique development characteristics of your lines of business, distinguishing between short-tail and long-tail products.

Response:

See response above and Attachment A

f.                                         Describe the extent of your procedures for determining the unpaid losses and settlement expenses reserve on both an annual and interim reporting basis.

Response:

See response above and Attachment A

3.                                      If you have added an incremental provision to the reserve for loss and loss adjustment expense determined by your actuaries, please quantify the incremental provision, please describe the method used to determine it and the extent to which that method differs from period to period, and identify and analyze the specific underlying reasons that explain why you believe it is necessary.  Provide this information in disclosure-type format.

Response:

See response above and Attachment A

4.                                      Please provide in disclosure-type format an expanded description and quantification of those key assumptions that materially affect your estimate of the reserve for loss and loss adjustment expenses.  In addition, disclose the following:

a.                                       For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period.  Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

Response:

See response above and Attachment A

b.                                       Explicitly identify and discuss key assumptions as of December 31, 2005 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

Response:

See response above and Attachment A

c.                           Describe in greater detail and quantify the results of your evaluation of the “anticipated impact of various factors, such as legal developments and economic conditions” and “changes in historic payment patterns and perceived probable trends,” in setting reserve assumptions for each period presented.

Response:

See response above and Attachment A

d.                           Identify those lines of business without sufficient accumulated development statistics for which you use industry development patterns.

Response:

See response above and Attachment A

5.                                      Your 2005 revisions to prior year reserve estimates represented 43% of earnings before income taxes.  While you attribute these changes to specific business segments and accident years, you do not appear to discuss or quantify the underlying changes in key assumptions.  Please provide the following information in disclosure-type format to explain the reasons for your change in estimate.

a.                                       Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information (e.g., claim frequency and severity) obtained since the last reporting date that led to the change in estimates.

Response:

See response above and Attachment A

b.                                       Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

Response:

See response above and Attachment A

c.                                       Quantify and explain the nature of “bonus impacts.”

Response:

We propose to add the following disclosure in the MD&A section of our next 10-K Annual Report:

The amounts disclosed for favorable loss development are net of expenses for performance-related bonus incentive plans, which affected other insurance and general corporate expenses.  We maintain an Employee Stock Ownership Plan (ESOP), 401k and bonus and incentive plans covering executives, managers and associates.  Amounts earned by executives, managers and associates under these plans are predominately influenced by corporate performance (operating earnings and return on capital), which has advanced significantly during 2005.

6.                                      In order to show investors the potential variability in the most recent estimate of your loss reserve, please provide a tabular presentation in disclosure-type format of the impact that “reasonably likely” changes in key assumptions may have on reported results, financial position and liquidity.  Explain why you believe the scenarios quantified are “reasonably likely.”

Response:

See response above and Attachment A

7.             You provide a general discussion of your reinsurance activities.  However, you do not appear to quantify the changes in these terms or the related financial impact for each period presented.  Please provide more specific discussion and quantification in disclosure-type format of the effect that changes made in ceded reinsurance protection, including changes in attachment points and retentions, had on your financial position, results of operations, and cash flows for the periods presented.  Also, discuss any limitations on your ability to cede future losses on a basis consistent with historical results and their expected effect on financial position, operating results and cash flows.  Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.

Response:

We propose to add the disclosure in Attachment B in our 10-K Annual Report.

8.                                      You appear to have established reinsurance cover for your aggregate book of catastrophe-exposed business based on a “maximum risk tolerance of less than a 3 percent probability that an earthquake event would exceed your reinsurance cover by $100 million.”  You determined this risk tolerance level using an independently developed catastrophe risk model and assuming moderate to high loss potential.  Please provide expanded discussion in disclosure-type format of the factors that you considered, particularly the Company’s and the industry’s historical earthquake loss experience, in determining this risk tolerance limit and the adequacy of your catastrophe reinsurance protection.

Response:

We propose to include the revised disclosure as set forth below in our next 10-K Annual Report.  This new language expands our disclosure on the internal and external forces that influence our risk tolerance, which in turn causes our tolerance (and metric) to change over time.

Catastrophe Management

We continuously monitor and quantify our exposures to catastrophes, including earthquakes, hurricanes, terrorist acts, and other catastrophic events.  In the normal course of business, we manage our concentrations of exposures to catastrophic events, primarily by limiting concentrations of exposure to acceptable levels, and by purchasing reinsurance.  We use third party catastrophe exposure models and internally developed analysis to assess each risk and ensure we include an appropriate charge for assumed catastrophe risks.  For the application of the catastrophe exposure models, exposure and coverage detail is recorded for each risk location.  Catastrophe exposure modeling is inherently uncertain due to the model’s reliance on a large number of data points, increasing the importance of capturing accurate policy coverage data.  The modeled results are used both in the underwriting analysis of individual risks, and at a corporate level for the aggregate book of catastrophe-exposed business.  From both perspectives, we consider the potential loss produced by individual events that represent moderate-to-high loss potential at varying return periods and magnitudes.  In calculating potential losses, we select appropriate assumptions, including but not limited to loss amplification and storm surge.  We establish risk tolerances at the portfolio level based on market conditions, the level of reinsurance available, changes to the assumptions in the catastrophe models, rating agency constraints, underwriting guidelines and coverages, and internal preferences.  Our risk tolerances for each type of catastrophe and for all perils change over time as these internal and external conditions change

Results of Operations, page 5.

9.                                      Your description of segment profit or loss in Note 11, Industry Segment Information, appears to be inconsistent with your description of this measure as “underwriting income” and “underwriting profits (losses)” in MD&A.  Please provide us in disclosure-type format a revised description of your segment measure that removes these apparent inconsistencies.  Describe in disclosure-type format your basis for presenting this financial measure in MD&A.  In addition, include “underwriting income” in the section titled “GAAP and Non-GAAP Financial Performance Metrics” in MD&A or explain to us why such disclosure is not necessary.

Response:

The table in footnote 11 will be revised as follows to conform better to the MD&A discussions of underwriting income:

(in thousands)	Revenues			Depreciation and Amortization
	2005	2004	2003	2005	2004	2003
Casualty	$358,893	$365,617	$309,548	$1,901	$1,671	$1,649
Property	80,528	98,043	107,678	450	1,063	1,047
Surety	51,886	47,688	46,371	993	1,263	702
Segment totals before income taxes	$491,307	$511,348	$463,597	$3,344	$3,997	$3,398
Net investment income	61,641	54,087	44,151	9	14	14
Realized gains (losses)	16,354	13,365	12,138
General corporate expenses and interest debt				318	295	273
Equity in earnings of unconsolidated investees
Total earnings before income taxes
Income taxes
Total	$569,302	$578,800	$519,886	$3,671	$4,306	$3,685

(in thousands)	Net Earnings (Losses)
	2005	2004	2003
Casualty	$72,024	$19,560	$4,968
Property	(8,342)	20,400	38,959
Surety	5,201	(69)	(6,590)
Net Underwriting Income	$68,883	$39,891	$37,337
Net investment income	61,641	54,087	44,151
Realized gains (losses)	16,354	13,365	12,138
General corporate expense and interest on debt	(13,898)	(12,430)	(4,896)
Equity in earnings of unconsolidated investees	10,896	5,429	5,548
Total earnings before income taxes	$143,876	$100,342	$94,278
Income taxes	36,742	27,306	22,987
Total	$107,134	$73,036	$71,291

We will also add the following to the non-GAAP section of the MD&A in our next 10-K Annual Report:

Underwriting income

Underwriting income or profit represents the pretax profitability of our insurance operations and is derived by subtracting losses and settlement expenses, policy acquisition costs and insurance operating expenses from net premium earned.  Each of these captions is presented in the statement of earnings but not subtotaled.  However, this information is available in total and by segment in footnote #11, regarding industry segment information.  The nearest comparable GAAP measure is Earnings before income taxes which, in addition to underwriting profit, includes net investment income, general corporate expenses, debt costs, and unconsolidated investee earnings.

10.                               Your disclosure of non-GAAP measures does not appear to comply with Item 10(e) of Regulation S-K.  For example, you do not reconcile “gross revenue” to the most directly comparable GAAP measure.  Please provide us a revised discussion and analysis for this non-GAAP measure in disclosure-type format that complies with Item 10(e) of Regulation S-K.

Response:

Our definition of Gross Revenues will be modified in our next 10-K Annual Report to read as follows:

Gross Revenues

This is an RLI-defined metric equaling the sum of gross premiums written, net investment income and net realized gains (losses). It is used by our management as an overall barometer of gross business volume across all operating segments. The related GAAP measure is Consolidated Revenue on the income statement. The difference is the inclusion of net premiums earned in Consolidated Revenue as opposed to gross premium written. Net premiums earned derives from gross written premiums by reflecting when those premiums are actually earned and deducting reinsurance premiums earned.

Notes to Consolidated Financial Statements

1.  Summary of Significant Accounting Policies

D.  Reinsurance, page 23

11.                               On page 31, you present ceding commissions as a credit to deferred acquisition costs and “ceding commissions-contingent” as a credit to operations.  Please provide an expanded description in disclosure-type format of the methods for income recognition on reinsurance contracts, including your recognition of “ceding commissions-contingent.”

Response:

We will revise (in our next 10-K Annual Report) note #1G to the financial statements regarding deferral of acquisition costs to read as follows:

We defer commissions, premium taxes and certain other costs that vary with and are primarily related to the acquisition of insurance contracts. Some acquisition-related costs may be deemed ineligible for deferral when they are based on contingent or performance criteria beyond the basic acquisition of the insurance contract. All eligible costs are capitalized and charged to expense in proportion to premium revenue recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value. This would also give effect to the premiums to be earned and anticipated losses and settlement expenses, as well as certain other costs expected to be incurred as the premiums are earned. Judgments as to the ultimate recoverability of such deferred costs are highly dependent upon estimated future loss costs associate with the premiums written. This deferral methodology applies to both gross and ceded premiums and acquisition costs.

Finally, RLI acknowledges that:

(a) RLI is responsible for the adequacy and accuracy of the disclosures in the filings;

(b) the SEC staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

(c) RLI may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We look forward to your response, and please do not hesitate to contact me with any questions or to discuss this letter (309-693-5849).

Very truly yours,
RLI Corp.

		By: /s/	Daniel O. Kennedy
Daniel O. Kennedy,
V.P. & General Counsel
cc:	Jonathan E. Michael
Joseph E. Dondanville

ATTACHMENT A

Losses and Settlement Expenses

Overview

Loss and loss adjustment expense (LAE) reserves represent management’s estimate of ultimate amounts for losses and related settlement expenses from claims that have been reported but not paid, and those losses that have occurred but have not yet been reported to the Company.  Loss reserves do not represent an exact calculation of liability, but instead represent management estimates, generally utilizing individual claim estimates and actuarial expertise and estimation techniques, at a given accounting date.  The loss reserve estimates are expectations of what ultimate settlement and administration of claims will cost upon final resolution in the future, based on Company’s facts and circumstances then known, review of historical settlement patterns, estimates of trends in claims frequency and severity, projections of loss costs, expected interpretations of legal theories of liability and many other factors.  In establishing reserves, the Company also takes into account estimated recoveries, reinsurance, salvage, and subrogation.  The reserves are reviewed regularly by a team of qualified actuaries employed by the Company with periodic review by outside independent actuarial firms.

The process of estimating loss reserves involves a high degree of judgment and is subject to a number of variables.  These variables can be affected by both internal and external events, such as changes in claims handling procedures, claim personnel, economic inflation, legal trends and legislative changes, among others.  The impact of many of these items on ultimate costs for loss and loss adjustment expense is difficult to estimate.  Loss reserve estimation difficulties also differ significantly by product line due to differences in claim complexity, the volume of claims, the policy limits written, the terms and conditions of the underlying policies, the potential severity of individual claims, the determination of occurrence date for a claim, and reporting lags (the time between the occurrence of the loss events and when it is actually reported to the insurer).  Informed judgment is applied throughout the process.  The Company continually refines its loss reserve estimates as historical loss experience develops and additional claims are reported and settled.  The Company rigorously attempts to consider all significant facts and circumstances known at the time loss reserves are established.  Due to inherent uncertainty underlying loss reserve estimates, including but not limited to the future settlement environment, final resolution of the estimated liability will be different from that anticipated at the reporting date.  Therefore, actual paid losses in the future may yield a materially different amount than currently reserved — favorable and unfavorable.

Because establishment of loss reserves is an inherently uncertain process involving estimates, currently established reserves may change.  The Company reflects adjustments to reserves in the results of operations in the period the estimates are changed.

We do not use discounting (recognition of the time value of money) in reporting our estimated reserves for losses and settlement expenses.

Loss and Loss Adjustment Expense Reserve Process

The Company records two categories of loss and loss adjustment expense reserves — case-specific reserves and incurred but not reported (IBNR) reserves.

Within a reasonable period of time after a claim is reported to the Company, our claim department establishes a case reserve.  This case-specific reserve is an estimate of the ultimate amount we will have to pay for the claim.  These amounts include related legal expenses and other costs associated with resolving and settling a particular claim.  The estimates reflect all of the current information available regarding the claim, the informed judgment of our professional claim personnel, our reserving practices and experience, and the knowledge of such personnel regarding the nature and value of the specific type of claim.  During the life-cycle of a particular claim, more information may materialize that causes us to revise the estimate of the ultimate value of the claim either upward or downward.   We may determine (from time to time) that it is appropriate to pay portions of the reserve to the claimant or related settlement expenses before final resolution of the claim.  The amount of the individual claim reserve may be adjusted accordingly and is based on the most recent information available.

Loss adjustment expense (LAE) reserves are frequently separated into two components: allocated and unallocated.  Allocated loss adjustment expense (ALAE) reserves represent an estimate of claims settlement expenses that can be identified to a specific claim or case.  Examples of ALAE would be the hiring of an outside adjuster to investigate a claim or an outside attorney to defend our insured. The claims professional typically estimates this cost separately from the loss component in the case reserve.  Unallocated loss adjustment expense (ULAE) reserves represent an estimate of claims settlement expenses that cannot be identified to a specific claim.   An example of ULAE would be the cost of the Company’s internal claims examiner to manage or investigate a reported claim.  ULAE reserves are booked in aggregate for all accident years combined.

The Company establishes IBNR reserves to estimate the amount we will have to pay for:

Losses that have occurred, but have not yet been reported to us;

Losses that have been reported to us that may ultimately be paid out differently than expected by our case-specific reserves;

Losses that have been paid and closed, but may reopen and require future payment; and

Expenses related to resolving and settling these losses.

The Company’s IBNR reserving processes can be divided into a monthly reserving process and a quarterly management review of actuarial reserve adequacy and determination of management’s best estimate.  The quarterly management review process is discussed below in the “Detail Actuarial Process” and the “Management Estimate” sections.

The monthly reserving process is utilized to maintain IBNR reserves for the most current accident year at an adequate level for periods that elapse between actuarial reserve studies.   For most casualty and surety lines of business, this process involves the use of a expected loss and ALAE ratio that is applied to earned premium for the period.  The result is management’s best estimate of the expected dollar amount of loss and ALAE for the current accident year.  Paid and case reserves are subtracted from this expected loss and ALAE to determine and maintain a carried IBNR reserve.  This process is particularly important in times of significant growth so that recorded reserves track with exposure changes.

An integral part of this monthly reserving process includes the use of estimated loss and ALAE ratios.  The actuarial staff provides current year estimates of expected loss ratios to management as part of the planning process.  These loss ratio estimates serve as the basis for management to determine the appropriate estimated loss and ALAE ratio for the current and upcoming periods.  These estimates are reviewed at least twice a year and updated and revised if necessary. The estimates are based on historical loss performance adjusted for estimates of price change and loss cost inflation.  If sufficient internal data is unavailable, the actuaries may rely on outside industry information.  Actuarial judgment is used in these estimates to weigh the credibility of the data, the range of results, and inconsistencies in the data if present.

For most of the property lines of business, we use an alternative method of reserving for IBNR.  Since this line of business is characterized by a shorter period of time between claim reporting and claim settlement, the IBNR reserve is set according to a percentage of the rolling twelve month’s premium earned.  The percentage is determined by reviewing historical patterns of claim emergence.  This method of determining IBNR is independent of the level of paid and case reserves and, as a result, favorable or unfavorable development will be revealed earlier than with casualty or surety lines.

Due to inherent uncertainty in estimating reserves for losses and settlement expenses, there can be no assurance that the ultimate liability will not exceed amounts reserved, with a resulting adverse impact upon us.  If actual liabilities do exceed recorded amounts, there will be an adverse effect.  Furthermore, we may determine that recorded reserves are more than adequate to cover expected losses as happened during 2005, when favorable experience on casualty business led us to reduce our reserves.  Based on current assumptions used in calculating reserves, we believe that our overall reserve levels at December 31, 2005, are adequate to meet our future obligations.

Loss and loss adjustment reserves by product line were as follows:

(as of December 31, in $millions)	2005			2004
Product Line	Case	IBNR	Total	Case	IBNR	Total
Casualty Segment Loss and ALAE Reserves
Commercial Umbrella	15.0	41.8	56.8	19.4	36.0	55.4
Personal Umbrella	16.2	30.8	46.9	21.0	21.3	42.3
General Liability	69.6	220.6	290.3	54.9	188.7	243.6
Transportation	59.3	20.4	79.7	54.6	20.4	75.0
Director & Officer Liability	8.8	27.6	36.4	5.5	26.1	31.6
Other Casualty	7.4	35.4	42.8	11.2	33.3	44.4
Property Segment Loss and ALAE Reserves
Difference in Conditions	0.5	6.0	6.5	0.5	6.3	6.8
Marine	1.1	0.7	1.8	0.2	0.0	0.3
Other Property	18.2	12.3	30.5	15.3	5.0	20.3
Surety Segment Loss and ALAE Reserves	0.2	19.4	19.7	5.4	16.2	21.7
Latent Liability Loss and ALAE Reserves	10.3	6.1	16.4	8.0	6.7	14.7
Other Runoff Loss and ALAE Reserves	64.4	19.2	83.5	64.2	23.6	87.8
Total Loss and ALAE Reserves	271.1	440.3	711.4	260.3	383.6	643.9
ULAE Reserves		27.4	27.4		24.6	24.6
Total Loss and LAE Reserves	271.1	467.7	738.7	260.3	408.2	668.4

Detail Actuarial Process

The actuarial process of estimating ultimate payment for claims and claims expenses begins with the collection and analysis of current and historical claim data.  Data on individual reported claims, both current and historical, including paid amounts and individual claim adjuster estimates are grouped by common characteristics.  There is actuarial judgment involved in this grouping.  Considerations when grouping data include the volume of the data available, the credibility of the data available, the homogeneity of the risks in each cohort, and both settlement and payment pattern consistency — among others.  The actuaries use this data to determine historical claim reporting and payment patterns which are used in their analysis of ultimate claim liabilities.  For portions of the business without sufficiently large numbers of policies or that have not accumulated sufficient development statistics, our own data is supplemented with external or industry average data as available and when appropriate.

In addition to this review of historical claim reporting and payment patterns, our actuaries also incorporate an estimate of expected losses relative to premium into their analysis.  The expected losses are determined based on a review of historical loss performance, trends in frequency and severity, and price level changes.  The estimation of expected losses is subject to actuarial judgment including consideration given to Company and industry data available, growth and policy turnover, changes in policy limits, changes in underlying policy provisions, changes in legal and regulatory interpretations of policy provisions, and changes in reinsurance structure - among others.

A critical step in the estimation process involves the actuaries using the historical development patterns and estimations of the expected loss ratio within standard actuarial methods to create an estimate of the ultimate level of loss and loss adjustment expense payments necessary to settle all the claims occurring as of the end of quarter.  Once an estimate of the ultimate level of claim payments has been derived, the amount of paid loss and loss adjustment expense and the case reserve is subtracted to reveal the resulting level of IBNR.

Our current actuarial processes include multiple standard actuarial methods for determining IBNR reserves as well as other supplementary methodologies and analysis as deemed necessary.  Mass tort and latent liabilities would be examples of exposures where supplementary methodologies are used.

The methodologies we have chosen are a function of data availability and appropriately reflective of our own book of business as determined by our actuaries.  There are a number of additional actuarial methods that are available but are not currently being utilized because they were either deemed unnecessary or inappropriate for our book of business.  From time to time, our actuaries evaluate the need to add supplementary methodologies.  New methods are incorporated if it is believed that they improve the estimate of the company’s ultimate loss and loss adjustment expense liability.  Our core methodologies are listed below with a short description and their relative strengths and weaknesses:

Paid Loss Development — Historical payment patterns for prior claims are used to estimate future payment patterns for current claims.  These patterns are applied to current payments by accident year to yield expected ultimate loss.

Strengths:  The method reflects only the claim dollars that have been paid and is not subject to case-basis reserve changes or changes in case reserve practices.

Weaknesses:  External claims environment changes can impact the rate at which claims are settled and losses paid, e.g., increase in attorney involvement or legal precedent.  Adjustments to reflect changes in payment patterns on a prospective basis are difficult to quantify.  For losses that have occurred recently, payments can be minimal and thus early estimates are subject to significant instability.

Incurred Loss Development — Historical case incurred patterns (paid losses plus case reserves) for past claims are used to estimate future case incurred patterns for current claims.  These patterns are applied to current case incurred losses by accident year to yield an expected ultimate loss.

Strengths:  Losses are reported more quickly than paid, therefore, the estimates stabilize sooner.  The method reflects more information (claims department case reserve) in the analysis than with the Paid Loss Development Method.

Weaknesses:  Method involves additional estimation risk if significant changes to case reserving practices have occurred.

Expected Loss Ratio — Historical loss ratios in combination with projections of frequency and severity trends and estimate of price and exposure changes are analyzed to produce an estimate of the expected loss ratio for each accident year.  The expected loss ratio is then applied to the earned premium for each year to estimate the expected ultimate losses.

Strengths:  Reflects an estimate independent of how losses are emerging on either a paid or a case reserve basis.  Method is particularly useful in absence of historical development patterns or where losses take a long time to emerge.

Weaknesses:  Ignores how losses are actually emerging and thus produces the same estimate of ultimate loss regardless of favorable/unfavorable emergence.

Paid and Incurred Bornhuetter/Ferguson (BF) — This approach blends the expected loss ratio method with either the paid or incurred loss development method.  Both paid and incurred BF methods are used with weights applied to each of them based on the maturity of the accident year.  As an example, if the current accident year for commercial automobile liability is estimated to be 20% paid, then the paid loss development method would receive a weight of

20%, and the expected loss ratio method would receive an 80% weight.  Over time, this method will converge with the ultimate estimated in the respective loss development method.

Strengths:  Reflects actual emergence that is favorable/unfavorable, but assumes remaining emergence will continue as previously expected.   Does not overreact to the early emergence (or lack of emergence) where patterns are most unstable.

Weaknesses:   Could potentially understate favorable or unfavorable development by putting some weight on the expected loss ratio.

In most cases, multiple estimation methods will be valid for the particular facts and circumstances of the claim liabilities being evaluated.  Each estimation method has its own set of assumption variables and its own advantages and disadvantages, with no single estimation method being better than the others in all situations and no one set of assumption variables being meaningful for all product line components.  The relative strengths and weaknesses of the particular estimation methods when applied to a particular group of claims can also change over time.  Therefore, the actual choice of estimation method(s) can change with each evaluation.  The estimation method(s) chosen are those that are believed to be the most appropriate for the book of business and circumstances at the time.

In a stable assumption environment, the actuarial point estimates will follow a progression that places significant weight on the Bornhuetter-Ferguson methods when claims emergence is immature and as claims emerge over each accident year places increasing weight on the Incurred Development Method and then also includes increasing weight on the Paid Development Method.  For product lines with faster loss emergence, the progression to greater weight on the Incurred and Paid Development Methods occurs more quickly.

Actuarial judgment can supersede this natural progression if risk factors and assumptions change or if a situation occurs that amplifies a particular strength or weakness of a methodology.  Internal documentation is maintained that records any substantial changes in methods or assumptions from one actuarial study to another.  Because the weight on each actuarial estimation method changes over time, the position of the actuarial point estimate relative to the range of estimates produced by the methods may also change; however, the point estimate always falls within the range of the methods.  The Company’s range of actuarial estimates is limited by the methods chosen; as a result, the range of actuarial estimates is impacted by the qualitative selection of methods used.  Consequently, although the Company does not use outside actuaries for this, it is possible that an outside actuary could select a different set of methods that might produce a different point estimate and a different range of estimates.

The actuaries point estimate of the Company’s ultimate loss and LAE reserves is subject to change as additional data emerge.  This could occur as a result of change in weightings between actuarial methods used within a planned analysis; the addition of new actuarial methodologies; the result of a special study that merits inclusion; the emergence of exceptional loss activity; or the emergence of internal variables or external factors that would alter their view.

There is uncertainty in the actuarial estimates of ultimate losses.  Significant risk factors to the actuarial reserve estimate include, but are not limited to, unforeseen or unquantifiable changes in:

loss payment patterns;

loss reporting patterns;

frequency and severity trends;

underlying policy terms and conditions;

business or exposure mix;

operational or internal process changes affecting timing of recording transactions;

regulatory and legal environment; and/or

economic environment.

Actuaries engage in discussions with senior management, underwriting, and the claims department on a regular basis to attempt to ascertain any substantial changes in operations or other assumptions that would be necessary to consider in their analysis.

Actuaries have to exercise a considerable degree of judgment in the evaluation of all these factors in their analysis of reserves.  The human element in the application of actuarial judgment is unavoidable when faced with material uncertainty.  Different experts will choose different assumptions when faced with such uncertainty, based on their individual backgrounds, professional experiences and areas of focus.  Hence, the estimate selected by various actuaries may differ materially from each other.  We consider this uncertainty by examining our historic reserve accuracy.  For each product line, we consider expected volatility when estimating and recording reserves.

Given the significant impact of the reserve estimates on the financial statements of the Company, we subject the actuarial IBNR process to significant diagnostic testing and outside review.  Multiple outside reserving specialists review the actuarial process and the actuarial estimates periodically.  The actuarial staff also meets quarterly with management as well as the Board of Director’s Audit Committee to review the analysis.  The actuarial department has incorporated data validity checks and balances into their front-end processes.  Output diagnostics such as average claim severity and actual versus expected emergence are also incorporated into their processes.

Management Estimate

Once our actuaries have completed their quarterly analysis, Company management meets with its actuaries to discuss the most recent loss and loss adjustment expense reserve analysis.  As part of this discussion, the actuaries provide analysis supporting an indicated point estimate of the loss and loss adjustment expense IBNR reserve by product as well as analysis supporting any changes to the underlying assumptions used to calculate the indicated point estimate.  The actuaries also identify the indicated variance between carried reserves and indicated reserves.  Based on these analyses, management determines whether its ultimate claim liability estimates should be changed.  In doing so, it evaluates whether the new data provided represents credible actionable information or an anomaly that will have no effect on estimated ultimate claim liability.

Such an assessment requires considerable judgment.  It is frequently not possible to determine whether a change in the data is an anomaly until sometime after an event.  Even if a change is determined to be permanent, it is not always possible to reliably determine the extent of the change until sometime later.  The overall detailed analysis supporting such an effort can take several months to perform.  This is due to the need to evaluate the underlying cause of the trend observed, and may include the gathering or assembling of data not previously available.  It may also include interviews with experts involved with the underlying processes.  As a result, there can be a time lag between the emergence of a change and a determination that the change should be reflected in the Company’s estimated claim liabilities.  The final estimate selected by management in a reporting period is a function of these detailed analyses of past data, adjusted to reflect any new actionable information.

The Company has determined maximum and minimum tolerances for the variance between the carried reserve and the actuarial point estimate for each of the three major segments of its business:  Property, Casualty, and Surety.  The maximum and minimum tolerances represent management’s best estimate of the most reasonably likely outcomes for reserves.  The maximum and minimum tolerances have not changed from those used in 2004.  These tolerances vary for each segment and in total.  A segment with greater overall volatility and consisting of higher uncertainty has a higher tolerance.  Characteristics of segments with higher tolerance, include those exhibiting, but not limited to, the following characteristics:

consisting of a new business;

undergoing significant exposure growth or turnover;

small volume or lacking internal data;

significant reliance on external data;

longer emergence patterns;

high severity and/or low frequency; and/or

high sensitivity to significant swings in loss trends or economic change.

These characteristics often have offsetting or compounding effects on required reserves.  Thus, in almost all cases, it is impossible to discretely measure the effect of a single risk factor and construct a meaningful sensitivity expectation.  These characteristics create estimation risk that is time sensitive.  As time passes, the uncertainty diminishes and reveals itself in measurable results.   The carried reserves reflect consideration for all of the relevant risk factors and data that management deems credible.

Table of Risks by Product

Following is a table of significant risk factors by major product line.  The Company distinguishes between reserve estimation risk and expected loss ratio risk.  Reserve estimation risk recognizes the difficulty an actuary has estimating a given year’s ultimate loss liability.  It is more reflective of the parameter risk underlying a given book of business.   Expected loss ratio risk refers to the possible dispersion of loss ratios from year to year due to process risk inherent in the business such as high severity or aggregation exposures.  As an example, our property catastrophe business (identified below as “Other Property”) has significant variance in results year-over-year; however its reserving estimation risk is relatively low.

Significant Risk Factors

Product Line	Duration	Emergence Patterns Relied Upon	Other Risk Factors	Expected Loss Ratio Variability	Reserve Estimation Variability
Commercial Umbrella	Long	Internal	Low frequency High severity Loss trend volatility Unforeseen tort potential Exposure changes/mix	High	High
Personal Umbrella	Medium	Internal	Low frequency	Medium	Medium
General Liability	Long	Internal	Exposure growth/mix Unforeseen tort potential	Medium	Medium
Transportation	Medium	Internal	High severity Exposure growth/mix	Medium	Medium
Director & Officer Liability	Long	Internal + significant external reliances	Low frequency High severity Loss trend volatility Economic volatility Unforeseen tort potential Small volume	High	High
Other Casualty	Medium	Internal & external	Small volume	Medium	Medium

Difference in Conditions	Short	Internal	Catastrophe aggregation exposure Low frequency High severity	High	Medium
Marine	Medium	Significant external reliances	New business Small volume	High	High
Other Property	Short	Internal	Catastrophe aggregation exposure	Medium	Low
Surety	Medium	Internal + external reliances	Economic volatility Uniqueness of exposure	Medium	Medium
Runoff including Asbestos & Environmental	Long	Internal + external reliances	Loss trend volatility Mass tort/latent exposure	High	High

The risks in the table are some of the considerations management uses in combination with actuarial estimates when determining carried reserves.

Reserve Sensitivities

We have identified many risk factors to the reserve estimate. Below is a table demonstrating the impact if a change in any of these risk factors resulted in a one percent increase or decrease to the net ultimate loss and loss adjustment expense estimated at year end 2005 on all claims occurring in 2005.  As an example, it is reasonably likely that a change in net frequency or severity trends could cause a one percent increase or decrease to the net reserve estimated.

Change in Estimate	Ultimate costs of claims occurring in 2005 (in $ thousands)	Change in cost of claims occurring in 2005 (in $ thousands)
One Percent Increase	316,779	3,136
No Change	313,643	0
One Percent Decrease	310,507	(3,136)

Historical Loss and LAE Development

The table which follows is a reconciliation of our unpaid losses and settlement expenses (LAE) for the years 2005, 2004 and 2003.

	Year Ended December 31,
(Dollars in thousands)	2005	2004	2003
Unpaid losses and LAE at beginning of year:

Gross	$1,132,599	$903,441	$732,838
Ceded	(464,180)	(372,048)	(340,886)
Net	$668,419	$531,393	$391,952
Increase (decrease) in incurred losses and LAE:
Current accident year	313,643	316,948	277,595
Prior accident years	(62,473)	(10,817)	1,395
Total incurred	$251,170	$306,131	$278,990

Loss and LAE payments for claims incurred:
Current accident year	(43,062)	(39,206)	(45,084)
Prior accident years	(137,870)	(129,899)	(94,465)
Total paid	(180,932)	(169,105)	(139,549)

Net unpaid losses and LAE at end of year	$738,657	$668,419	$531,393

Unpaid losses and LAE at end of year:
Gross	$1,331,866	$1,132,599	$903,441
Ceded	(593,209)	(464,180)	(372,048)
Net	$738,657	$668,419	$531,393

The deviations from our initial reserve estimates appeared as changes in our ultimate loss estimates as we updated those estimates through our reserve analysis process. The recognition of the changes in initial reserve estimates occurred over time as claims were reported, initial case reserves were established, initial reserves were reviewed in light of additional information, and ultimate payments were made, on the collective set of claims incurred as of that evaluation date. The new information on the ultimate settlement value of claims is therefore continually updated and revised as the claim reporting, initial reserving, reserve adjustment and ultimate settlement process takes place, until all claims in a defined set of claims are settled. As a relatively small insurer, our experience will ordinarily exhibit fluctuations from period to period. While we attempt to identify and react to systematic changes in the loss environment, we also must consider the volume of experience directly available to us, and interpret any particular period’s indications with a realistic technical understanding of the weight that can be given to those observations.

Reserve Development

The table below summarizes our prior accident years’ loss reserve development by segment for 2005, 2004 and 2003:

(in thousands)	2005	2004	2003
(Favorable)/Unfavorable reserve development by segment
Casualty	$(57,505)	$(11,813)	$4,997
Property	(7,581)	(5,137)	(5,400)
Surety	2,613	6,133	1,798
Total	$(62,473)	$(10,817)	$1,395

A discussion of significant components of reserve development for the three most recent calendar years follows:

2005. During 2005, we experienced an aggregate of $62.5 million of favorable development. Of this total, approximately $57.5 million of favorable development occurred in the casualty segment. This development is primarily from accident years 2002, 2003, and 2004 for our general liability, specialty programs, and transportation products. During those years, we experienced significant growth in these products.  Significant growth in exposures created reserve estimation risk due to difficult to quantify mix changes, new exposures underwritten for the first time, and the uncertainty of whether the new exposures would have consistent emergence patterns as those reflected in the Company’s historical data.   As a result, the Company appropriately recognized the increased likelihood of more adverse loss experience in their 2002-2004 carried reserves for this business.  During 2005, the continued emergence of losses lower than what was expected for these accident years caused the actuarial reserve estimate to decrease.  This happened in the natural progression of increased weighting on the incurred and paid development actuarial methods described above.  The resulting carried versus indicated reserve variance was above the Company’s maximum level of tolerance. In response, the Company released approximately $36.8 million, $11.6 million, and $6.3 million of IBNR loss and LAE reserves to general liability, specialty programs, and transportation, respectively.  These releases comprise a majority of the favorable development within our Casualty segment.

The property segment also experienced $7.6 million of favorable development. A portion of this positive development is due to the claims department reassessing and decreasing the ultimate level of loss payments for the 2004 hurricanes and the corresponding decrease in IBNR.

Overall, the surety segment experienced $2.6 million in adverse development. Reserve additions on surety coverages for the 2002 accident year exceeded favorable experience on surety coverages for accident years prior to 2002.

2004 . During 2004, we experienced an aggregate of $10.8 million of favorable development. Of this total, approximately $5.1 million of favorable development occurred in the property segment. Approximately half of the favorable development within our property segment was due to a favorable settlement of an outstanding claim involved with the Northridge, California earthquake of 1994. The remainder relates primarily to favorable development on losses that occurred during 2003. As these claims were investigated, the paid and case reserves posted were less than the IBNR reserve originally booked to accident year 2003.

The cumulative experience attributable to many of our casualty products for mature accident years has been materially lower than the IBNR reserves originally booked. Due to this positive emergence of loss and LAE experienced, we released $9.7 million of IBNR reserves during the fourth quarter of 2004, which accounted for the majority of the favorable development within our casualty segment. While we had been experiencing robust price improvements in this segment the last several years, we also produced significant new business with new exposures. Our reserving evaluation process requires adequate time periods to elapse to assess the impact of such changes in marketplace conditions on our book of casualty business.

The surety segment experienced $6.1 million in adverse development. A portion of this development comes from contract bond coverages, where we increased IBNR reserves on bonds primarily written before 2003. Additionally, we experienced adverse development on reserves for other surety coverages, primarily related to the 2002 accident year.

2003. During 2003, we experienced an aggregate of $1.4 million of adverse development. The surety segment experienced $1.8 million in adverse development. This comes from the contract bond business, which continued to experience losses beyond expectations. The full impact of the surety development was offset by favorable development experienced by the property lines of business. This favorable development results from losses that occurred during 2002. As these claims were investigated, the paid and case reserve posted have been less than the IBNR originally booked to accident year 2002. The casualty segment experienced adverse development, primarily from the allocation to accident year of adjusting and other expenses. These expenses were incurred during calendar year 2003 and cannot be assigned to a particular accident year due to the lack of affiliation with a specific claim, so we are required to allocate to accident year based on claim activity. Since most of the claim activity on casualty lines usually occurs well after the occurrence, much of the expenses incurred during 2003 were allocated to earlier accident years.

The following table presents the development of our balance sheet reserves from 1995 through 2005. The top line of the table shows the net reserves at the balance sheet date for each of the indicated periods. This represents the estimated amount of net losses and settlement expenses arising in all prior years that are unpaid at the balance sheet date, including losses that had been incurred but not yet reported to us. The lower portion of the table shows the re-estimated amount of the previously recorded gross and net reserves based on experience as of the end of each succeeding year. The estimate changes as more information becomes known about the frequency and severity of claims for individual periods.

As the table displays, variations exist between our cumulative loss experience on a gross and net basis, due to the application of reinsurance. On certain coverages, our net retention (after applying reinsurance) is significantly less than our gross retention (before applying reinsurance). Additionally, the relationship of our gross to net retention changes over time. For example, we changed underwriting criteria to increase gross retentions (gross policy limits) on certain coverages written in 1999 through 2001, while leaving net retention unchanged. These coverages contained gross retentions of up to $50.0 million, while the relating net retention remained at $500,000. Loss severity on certain of these coverages exceeded original expectations. As shown in the table that follows, on a re-estimated basis, this poor loss experience resulted in significant indicated gross deficiencies, with substantially less deficiency indicated on a net basis, as many losses were initially recorded at their full net retention. In 2002, we reduced our gross policy limits on many of these coverages to $15.0 million, while net retention increased to $1.0 million. As the relationship of our gross to net retention changes over time, re-estimation of loss reserves will result in variations between our cumulative loss experience on a gross and net basis.

	Year Ended December 31,
(Dollars in thousands)	1995 & Prior	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

Net Liability for unpaid losses and Settlement expenses at end of the year	$232,308	$247,806	$248,552	$247,262	$274,914	$300,054	$327,250	$391,952	$531,393	$668,419	$738,657
Paid (cumulative as of:
One year later	37,505	47,999	54,927	53,892	65,216	92,788	98,953	94,465	129,899	137,870
Two years later	75,485	85,342	98,188	88,567	113,693	155,790	159,501	182,742	212,166
Three years later	103,482	112,083	120,994	114,465	149,989	192,630	211,075	234,231
Four years later	121,312	129,846	136,896	132,796	172,443	222,870	238,972
Five years later	132,045	139,006	149,324	145,888	191,229	237,464
Six years later	137,729	146,765	159,048	159,153	200,610
Seven years later	143,393	154,082	168,984	165,277
Eight years later	148,075	161,418	173,367
Nine years later	152,049	165,138
Ten years later	153,304

Liability re-estimated as of:
One year later	220,185	240,264	245,150	243,270	273,230	309,021	340,775	393,347	520,576	605,946
Two years later	228,636	242,865	248,762	233,041	263,122	301,172	335,772	394,297	485,146
Three years later	222,761	233,084	232,774	229,750	263,639	314,401	344,668	397,772
Four years later	210,876	219,888	220,128	217,476	262,156	319,923	355,997
Five years later	202,596	207,148	218,888	207,571	264,383	323,698
Six years later	191,805	201,245	209,884	205,563	264,569
Seven years later	186,884	193,793	210,843	204,002

Eight years later	180,242	195,471	213,095
Nine years later	179,781	199,156
Ten years later	183,724

Net cumulative redundancy (deficiency)	$48,584	$48,650	$35,457	$43,260	$10,345	$(23,644)	$(28,747)	$(5,820)	$46,247	$62,473

Gross liability	$418,986	$405,801	$404,263	$415,523	$520,494	$539,750	$604,505	$732,838	$903,441	$1,132,599	$1,331,866
Reinsurance recoverable	(186,678)	(157,995)	(155,711)	(168,261)	(245,580)	(239,696)	(277,255)	(340,886)	(372,048)	(464,180)	(593,209)
Net liability	$232,308	$247,806	$248,552	$247,262	$274,914	$300,054	$327,250	$391,952	$531,393	$668,419	$738,657

Gross re-estimated liability	$371,754	$371,548	$423,909	$382,962	$630,639	$795,279	$791,200	$903,386	$986,622	$1,119,357
Re-estimated recoverable	(188,030)	(172,392)	(210,814)	(178,960)	(366,070)	(471,581)	(435,203)	(505,614)	(501,476)	(513,411)
Net re-estimated liability	$183,724	$199,156	$213,095	$204,002	$264,569	$323,698	$355,997	$397,772	$485,146	$605,946
Gross cumulative redundancy (deficiency)	$47,232	$34,253	$(19,646)	$32,561	$(110,145)	$(255,529)	$(186,695)	$(170,548)	$(83,181)	$13,242

ATTACHMENT B

We analyze our reinsurance covers in conjunction with our three segments: property, casualty and surety.

In the property segment, the reinsurance structure is divided into three categories: commercial property, catastrophe earthquake and catastrophe other than earthquake which could include such events as hurricanes, windstorm, hailstorms, explosions, severe winter weather, or fires.

Commercial Property Reinsurance

We utilize both treaty and facultative coverage for our property risks. Treaty coverage refers to a reinsurance contract that is applied to a group or class of business where all the risks written meet the criteria for that class.  Facultative coverage is applied to individual risks as opposed to a group or class of business. It is used for a variety of reasons including supplementing the limits provided by the treaty coverage or covering risks or perils excluded from treaty reinsurance.

In 2006, for most property risks, we utilize an excess of loss reinsurance contract where our maximum net retention is $2 million of loss with reinsurance of $8 million.  This treaty limits our recoveries from any one occurrence of an event to between $6 and $10 million relative to the magnitude of that event.  As indicated earlier, other facultative and treaty coverages are applied on a risk by risk basis in lieu of or as a supplement to the coverage from this treaty.  As such, we are afforded additional occurrence limits of approximately $60 million through a supplemental surplus share treaty.  In 2005, the same basic reinsurance facilities were available although our maximum retention on any one risk was $1.1 million.

For some property risks, we retain the first $100,000 in losses and cede the next $4.9 million in losses.  There is an occurrence limit of $6 million on this treaty, but in most cases, when it is exhausted, our catastrophe reinsurance will provide coverage. Our maximum retention for one risk under this program is $2 million.

Property Reinsurance- Catastrophe (CAT) Coverage

Our property catastrophe reinsurance reduces the financial impact a catastrophe could have on our property segment.  Catastrophes involve multiple claims and policyholders.  Over the three years presented, CAT premium costs increased as additional limits were purchased.  In 2004, an $85.0 million increase in limit to a total of approximately $375.0 million resulted in a cost increase from 23.6% to 29.0% of earned premium for some risks.  In 2005, an additional $25.0 million in limit was added, bringing the total limit to $400.0 million for a California earthquake.  This resulted in increased costs from 29% to 39% of net earned premium for some risks.  These CAT limits are in addition to the per occurrence coverage provided by facultative and treaty coverages.

Our property catastrophe program continues to be on an excess of loss basis.   It attaches after all other reinsurance has been considered.   Although covered in one program, limits and attachment points differ for California Earthquakes and all other perils. The following charts use information from our catastrophe modeling software to illustrate our net retention resulting from particular events that would generate the listed levels of gross losses:

Catastrophe - California Earthquake
(000’s omitted)

2006			2005
Proj Gross	Ceded	Net	Ceded	Net
Loss	Losses	Losses	Losses	Losses
50,000	22,000	28,000	30,000	20,000
100,000	50,000	50,000	68,000	32,000
250,000	175,000	75,000	202,000	48,000
400,000	300,000	100,000	325,000	75,000
500,000	380,000	120,000	390,000	110,000

Catastrophe - All Other Perils
(000’s omitted)

2006			2005
Proj Gross	Ceded	Net	Ceded	Net
Loss	Losses	Losses	Losses	Losses
10,000	5,000	5,000	5,500	4,500
50,000	41,000	9,000	40,000	10,000
100,000	85,000	15,000	80,000	20,000
250,000	210,000	40,000	206,000	44,000

These tables were generated using theoretical probabilities of events occurring in areas where our portfolio of inforce policies could generate the level of loss shown. Actual results could vary significantly from these tables as the actual nature or severity of a particular event cannot be predicted with any reasonable degree of accuracy.

Our catastrophe program includes one prepaid reinstatement for the first two layers of coverage for a catastrophe other than California earthquake.   A reinstatement must be purchased for the remaining limits.  For a California earthquake, there is a prepaid reinstatement for the $50.0 million excess $50.0 million layer (placed at 80%) and a reinstatement must be purchased for the remaining limits.

Casualty Reinsurance

Our casualty reinsurance includes both excess of loss treaties and quota share treaties in both 2005 and 2006.  For most risks, we retain between $500,000 and $1.0 million of the ground up losses.  Losses above those retentions are covered by reinsurance which may or may not be ceded at 100%.  Our maximum retained loss on a casualty policy will not exceed $4.0 million.  Our 2006 reinsurance program is not substantially different than our 2005 program except that in 2005, our maximum retained loss on a casualty policy was $3.0 million.  Over the three years presented, casualty reinsurance rates have been fairly stable.

Surety Reinsurance

Our surety reinsurance is on an excess of loss basis for both 2005 and 2006.  For both years, we retain the first $1 million in losses per principal.  Reinsurance covers the following:

100% of the next $4.0 million in losses;

90% of the next $10.0 million in losses, we retain 10%; and

50% of the next $10.0 million in losses, we retain 50%.

Our maximum net loss for any one principal will not exceed $7.0 million.   For most risks, our net loss does not exceed $2.0 million. The reinsurance structure described above represents an increase in limits of $5.0 million over 2004 levels with a minimal increase in cost.

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